                                               Commission File No. _____________



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                _______________

                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


            X      Annual Report Pursuant to Section 15(d) of the Securities
           ---     Exchange Act of 1934
                   For the fiscal year ended December 31, 1998

                                       OR


           ___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                   For the transition period ________________



                                  NCRIC, INC.
                                  401(k) PLAN
                            (Full Title of the Plan)


                               NCRIC Group, Inc.
                            1115 30th Street, N.W.
                            Washington, D.C. 20007
                         (Name and Address of Issuer)

     The NCRIC, Inc. 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

                                                                               At or For the
                                                                          Year Ended December 31,
                                                                          ------------------------
                                                                              1998         1997
                                                                          ------------  ----------
                                                                                  (unaudited)
Assets:
   Cash.................................................................   $    1,183     $    149
   Receivables..........................................................           --      128,298
   Investments:
       U.S. Government securities.......................................           --           --
       Corporate debt and equity instruments............................           --           --
       Real estate and mortgages (other than to participants)...........           --           --
       Loans to participants:
               Mortgages................................................           --           --
               Other....................................................           --           --
       Other............................................................    1,805,670      346,521
                                                                          ------------  ----------
               Total investments........................................    1,805,670      346,521
   Buildings and other property used in plan operations.................           --           --
   Other assets.........................................................           --           --
                                                                          ------------  ----------
       Total assets.....................................................    1,806,853      474,968

Liabilities:
   Payables.............................................................           --           --
   Acquisition indebtedness.............................................           --           --
   Other liabilities....................................................           --           --
   Total liabilities....................................................           --           --
                                                                          ------------  ----------
       Net assets.......................................................   $1,806,853   $  474,968
                                                                          ============  ==========

Income:
   Contributions received or receivable in cash from:
       Employer(s)......................................................     $140,121     $128,298
       Employees........................................................      139,243       17,760
       Other - rollover.................................................      881,052      328,743
                                                                          ------------  ----------
               Total....................................................    1,160,416      474,801
   Noncash contributions................................................           --           --
   Earnings from investments............................................      140,951           --
   Net realized gain (loss) on sale or exchange of assets...............           (9)          --
   Other income.........................................................       41,105          167
                                                                          ------------  ----------
       Total income.....................................................    1,342,463      474,968
                                                                          ------------  ----------
Expenses:
   Distribution of benefits and payments to provide benefits:
       Directly to participants or their beneficiaries..................       10,578           --
       Other............................................................           --           --
                                                                          ------------  ----------
       Total distribution of benefits and payments to provide benefits..       10,578           --
   Administrative expense...............................................           --           --
   Other expenses.......................................................           --           --
                                                                          ------------  ----------
       Total expenses...................................................       10,578           --
                                                                          ------------  ----------
               Net income (loss)........................................   $1,331,885     $474,968
                                                                          ============  ==========

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         NCRIC, INC. 401(k) PLAN


June 16, 1999                            By:  /s/ R. Ray Pate, Jr.
                                              ----------------------
                                              R. Ray Pate, Jr.
                                              Trustee


June 16, 1999                            By:  /s/ Rebecca B. Crunk
                                              ----------------------
                                              Rebecca B. Crunk
                                              Trustee

                                      -3-